Filed pursuant to
Rule 424(b)(2)
File Number 333-102261

1,883,795 shares

CHAMPPS ENTERTAINMENT, INC.

This prospectus relates to 1,883,795 shares of the common stock of Champps Entertainment, Inc., which may be offered by the selling stockholders identified on page 10 of this prospectus for their own account.

We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling stockholders to the public without restriction. The selling stockholders and the participating brokers or dealers may be deemed to be an “underwriter” within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on the Nasdaq National Market under the symbol “CMPP.” On January 17, 2003 the last reported sale price of our common stock on the Nasdaq National Market was $7.60 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 20, 2003.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. You should rely only on the information contained or incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as “may,” “believe,” “estimate,” “expect,” “plan,” “intend,” “project,” “anticipate” and similar expressions to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, activities or developments. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Forward-looking statements include statements relating to, among other things:

•	the highly competitive nature of the restaurant industry;

•	our ability to achieve and manage our planned expansion;

•	our ability to raise capital in the future;

•	changes in the availability and costs of food;

•	potential fluctuation in our quarterly operating results due to seasonality and other factors;

•	the continued service of key management personnel;

•	consumer perceptions of food safety;

•	changes in consumer preferences or consumer discretionary spending;

•	our ability to attract, motivate and retain qualified associates;

•	labor shortages or increased labor charges;

•	our ability to protect our name and logo and other proprietary information;

•	the impact of litigation; and

•	the impact of federal, state or local government regulations relating to our associates or the sale of food and alcoholic beverages.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions about us, including the factors described under “Risk Factors.” The forward-looking events we discuss in this prospectus might not occur in light of these risks, uncertainties and assumptions. We undertake no obligation and disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

Overview

Champps is a national restaurant chain, with consistent, high-unit volume sales during our 15 year operating history. Our restaurants are designed to create an engaging and socially interactive dining experience. Through the use of multiple levels and other design elements such as Italian tile and extensive wood accents, we are able to create a variety of dining atmospheres to satisfy a wide range of diners including families with children, business professionals, couples and singles, as well as sports fans of all ages. Our restaurants range from 7,500 to 13,100 square feet and seat 207 to 365 guests. We position multiple video walls and large televisions strategically throughout each restaurant to create an energetic and participatory dining experience. Our bar area, which is located comfortably away from the main dining area, creates a focal gathering point for our guests to socialize. We offer music, television broadcasts and special promotional events to increase guest traffic and promote repeat visits. During fiscal 2002, the average unit sales of our restaurant open for the entire 12 months was approximately $5.1 million, which is among the highest in the casual dining industry.

We locate our restaurants in areas that have a combination of commercial office space, residential housing and high traffic areas such as shopping malls or multi-screen movie theaters to attract guests in all of our dayparts. Our restaurants principally rely on frequent visits and loyalty from our guests who work, reside or shop nearby, rather than tourist traffic. Typically, our restaurants are located within large metropolitan areas that draw fan interest in professional and collegiate sport teams to allow us to promote the broadcasting of these sporting events in our restaurants.

We opened six restaurants in fiscal 2002. We expect to open eight to ten restaurants in fiscal 2003 and ten to 12 restaurants in fiscal 2004 by expanding our presence in existing markets and selectively entering new markets. We have increased our number of company-owned restaurants from 18 in fiscal 1999 to 38 restaurants currently, representing a compounded annual growth rate of 23.8%. We believe that the flexibility of our multiple daypart model, the diversity and quality of our freshly prepared menu items, our unique entertainment and excellent service have created an attractive, high sales volume restaurant model that provides us with considerable growth opportunities to develop our brand nationwide.

We are incorporated in Delaware, and our executive offices are located at 10375 Park Meadows Drive, Suite 560, Littleton, Colorado 80124. Our telephone number is (303) 804-1333. Our website is www.champps.com. The information on our website is not intended to be part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in our common stock.

RISK FACTORS

Investment in our common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus. If any of the following risks, or other risks not presently known to us or that we currently believe not to be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially and adversely affected. If that happens, the market price of our common stock would likely decline, and you may lose part or all of your investment.

Risk Factors Related to Our Business

Our growth strategy depends on our ability to open new restaurants, and we may not be able to achieve our planned unit expansion

Our ability to expand our operations through the continuation of our program of accelerated new restaurant development is critical to our future success. Since fiscal 1997, we have expanded our operations from 12 company-owned restaurants in nine states to 38 company-owned restaurants in 17 states as of December 20, 2002. We expect to open an additional four to six restaurants during the remainder of fiscal 2003 and ten to 12 more restaurants in fiscal 2004. We have experienced delays in restaurant openings from time to time and may experience delays in the future. We cannot guarantee that we will be able to achieve our expansion goals or that new restaurants will be operated profitably. Further, we cannot assure you that any restaurant we open will obtain operating results similar to those of our existing restaurants or will not adversely affect the results of other Champps restaurants in the same market. The success of our planned expansion will depend upon numerous factors, many of which are beyond our control, including the following:

•	identification and availability of suitable restaurant sites;

•	competition for restaurant sites;

•	negotiation of favorable lease terms;

•	timely development in certain cases of commercial, residential, street or highway construction near our restaurants;

•	management of construction and development costs of new restaurants;

•	securing of required governmental approvals and permits in a timely manner, or at all;

•	recruitment of qualified operating personnel, particularly general managers and other restaurant managers;

•	competition in our markets; and

•	general economic conditions.

In addition, we contemplate entering new markets in which we have no operating experience. These new markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause the new restaurants to be less successful in these new markets than in our existing markets.

Our growth strategy may strain our management, financial and other resources. For instance, our existing systems and procedures, restaurant management systems, financial controls, information systems, management resources and human resources may be inadequate to support our planned expansion of new restaurants. We may not be able to respond on a timely basis to all of the changing demands that the planned expansion will impose on our infrastructure and other resources.

The inability to develop and construct our restaurants within budget and projected time periods will adversely affect our business and financial condition

Critical to our success is our ability to construct our restaurants within budget and on a timely basis. Many factors may affect the costs associated with the development and construction of our restaurants, including:

•	labor disputes;

•	shortages of material and skilled labor;

•	weather interference;

•	unforeseen engineering problems;

•	environmental problems;

•	construction or zoning problems;

•	local government regulations and approvals; and

•	unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If we are unable to develop new restaurants within anticipated budget or time periods, our revenue will not meet our expectations and labor costs may exceed our projections. In addition, returns on our investments may be impaired and the amount of capital available for other new restaurants may not be available.

The failure of our existing or new restaurants to perform as anticipated could adversely affect our business

As of December 18, 2002, we own and operate 38 restaurants, six of which were opened within the preceding 12 month period. The results achieved by these restaurants may not be indicative of longer-term performance or the potential market acceptance of restaurants in other locations. We cannot assure you that any new restaurant that we open will have similar operating results to those of prior restaurants. We anticipate that our new restaurants will take at least several months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including lack of market awareness, inability to hire sufficient staff and other factors.

Because of our small restaurant base, our operating results could be materially and adversely affected by the negative performance of a small number of restaurants

Due to our small restaurant base, poor operating results at any one or more of our restaurants could materially and adversely affect our business, financial condition, results of operations or cash flows. In addition, we locate our restaurants close to areas that have a combination of commercial office space, residential housing and high traffic areas, such as shopping malls or multi-screen movie theaters. Changes in levels of office occupancy, new or competing real estate development projects, or delays in the development of the projects where we are located may adversely affect the performance of a restaurant. In addition, our operating results achieved to date may not be indicative of our future operating results with a larger number of restaurants.

We may require additional capital to expand our business in accordance with our growth strategy

Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth and other plans, as well as our financial condition and results of operations. Additional debt financing, if available, may involve significant cash payment obligations and covenants or financial ratios that restrict our ability to operate our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in our annual report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference.

Our franchisees could take actions that could harm our business

Franchisees are independent contractors and are not our employees. We provided training and support to franchisees, but any number of factors beyond our control may diminish the quality of franchised restaurant operations. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements or may not hire and train qualified managers and other restaurant personnel. If franchisees do not operate in accordance with our standards, our image and reputation may suffer materially and system-wide sales could significantly decline. Also, the presence of franchised restaurants may limit our ability to expand in a desired market.

Our operations are susceptible to changes in food availability and costs, which could adversely affect our operating results

Our profitability depends in part on our ability to anticipate and react to changes in food costs. We rely on SYSCO Corporation, a national distributor, as the primary supplier of our food. Any increase in distribution prices or failure of SYSCO to perform could cause our food costs to increase. There also could be a significant short-term disruption in our supply chain if SYSCO failed to meet our distribution requirements or our relationship was terminated. Further, various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability and seasonality may affect our food costs or cause a disruption in our supply. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could materially and adversely affect our operating results.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results of operations

Our continued success depends, in part, upon the popularity of the menu items served in the Champps environment and our dining style. Shifts in consumer preferences away from our cuisine or dining style could materially and adversely affect our future profitability. In addition, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could materially and adversely affect our operating results.

Health concerns relating to the consumption of our food products could negatively impact our results of operations

We are subject to the risk that consumer preferences could be affected by health concerns about the consumption of particular food products. Beef and chicken are the key ingredients in many of our menu items. Negative publicity concerning food quality, illness and injury generally, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants.

If we lose the services of our president, our business could suffer

Our future success significantly depends on the continued service and performance of William H. Baumhauer, our president and chief executive officer. Our future performance will depend on our ability to motivate and retain Mr. Baumhauer and other executive officers and key associates, particularly regional operation directors, restaurant general managers and kitchen managers. Competition for these employees is intense. Mr. Baumhauer’s employment agreement expires in June 2003. The loss of the services of Mr. Baumhauer or members of our senior management and key associates or the inability to attract additional qualified personnel as needed could materially harm our business. We do not currently have key person life insurance for any of our officers or directors.

We face indemnification liability from our predecessor companies

In connection with our spin-off in late 1997 from DAKA International, Inc., we assumed certain contingent liabilities of DAKA and its subsidiary, Daka, Inc. in connection with its spin-off of restaurant operations and the subsequent sale of our Fuddruckers business. In the third quarter of fiscal 2000, a Washington, D.C. superior court jury awarded a former Daka employee approximately $0.2 million in compensatory damages, $4.8 million in punitive damages and $0.3 million in legal fees based on the employee’s claim of negligent supervision and retaliation, due to alleged conduct that occurred in 1996 at a former Daka food service location. The amount of these awards is increasing at a rate of 6.0% per annum due to an interest factor. The events at issue in the case took place prior to our spin-off from DAKA. No current or former Champps employee was involved in these events and Champps is not a party to the litigation. In September 2000, Daka filed a Notice of Appeal with the Court of Appeals for the District of Columbia and an additional Notice of Appeal in February 2001, regarding the award of legal fees. The Court has recently issued a scheduling order that required appellate briefs be filed by the Company by December 17, 2002, which filing was made. We expect that the Court will render a judgment on the appeal in six to 12 months. Under our Post-Closing Covenant Agreement with DAKA, we have been responsible for handling the defense of these claims, including the appeals. By contract, we may be liable for the payment of any amounts ultimately due by Daka upon final determination of the appeal, which could be significant. We believe that Daka has strong legal arguments in support of its position in the appeals and we are confident that the amounts we have reserved for potential liability in connection with this claim discussed below are appropriate under generally accepted accounting principles. Although we believe that Daka has strong legal arguments to support its position in the appeal of the punitive and compensatory damages and the award of legal fees, you should understand that litigation is inherently difficult to predict, and we cannot assure you that the final outcome of this lawsuit will be as we currently anticipate

We are also engaged in various tax audits arising from the operations of our predecessor companies. In December 2001, the State of Florida proposed to assess subsidiaries of Daka $2.4 million in unpaid state sales taxes and an additional $2.9 million in penalties and interest. We are contractually obligated to indemnify Daka for liability it incurs in connection with this matter, and are currently protesting this assessment. A final determination of this matter requiring a substantial payment by us would have the same adverse consequences as a substantial final payment in the lawsuit referred to in the preceding paragraph.

As of September 29, 2002, we have an aggregate of approximately $0.9 million reserved for liabilities associated with predecessor companies, $0.3 million of which are reserved for the Daka employee claim noted above and $0.3 million for the proposed sales tax assessment noted above. The remaining $0.3 million is reserved for various insurance, legal and tax related matters. These amounts have been reserved to fund legal expenses and probable amounts of the ultimate awards in each matter.

Litigation could have a material adverse affect on our business

We are subject to complaints or allegations from current, former and prospective employees from time to time. In addition, we are the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. We may be adversely affected by publicity resulting from such allegations, regardless of whether such allegations are valid, whether we are liable, or whether such allegations involve one of our franchisees or licensees. A lawsuit or claim could result in an adverse decision or result that could have a material adverse affect on our business.

We are also subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcohol to such person. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

If we are unable to protect our intellectual property rights, it could reduce our ability to capitalize on our brand names

Pursuant to a Master Agreement dated February 1, 1994, we acquired the “Champps,” “Champ’s” and “Champps Americana” service mark, trademark and trade name. Our business prospects will depend in part on our ability to develop favorable consumer recognition of the Champps name and logo. Our trademarks could be infringed in ways that leave us without redress, such as by imitation. In addition, we rely on trade secrets and proprietary know-how, and we employ various methods to protect our concepts and recipes. However, such methods may not afford adequate protection and others could independently develop similar know-how or obtain access to our know-how, concepts and recipes. Moreover, we may face claims of infringement that could both interfere with our use of our proprietary know-how, concepts, recipes, trade secrets or trademarks or subject us to damages. Defending against such claims may be costly and, if unsuccessful, may prevent us from continuing to use such proprietary information in the future.

Although Champps, Champ’s and Champps Americana are federally registered trademarks, there are other restaurants and bars that operate under similar names. If these restaurants or bars are affected by negative publicity and consumers confuse these competitors with our Champps branded restaurants, our operating results could be adversely affected.

We are subject to extensive governmental regulations concerning the sale and serving of alcoholic beverages and wages paid to our associates that could adversely affect our operations and our ability to expand and develop our restaurants

The restaurant industry is subject to various federal, state and local governmental regulations. While at this time we have been able to obtain and maintain the necessary governmental licenses, permits and approvals, the failure to maintain these licenses, permits and approvals, including food and liquor licenses, could adversely affect our operating results. Difficulties or failure in obtaining the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may suspend, revoke or deny renewal of our food and liquor licenses if they determine that our conduct does not meet applicable standards or if there are changes in regulations.

For fiscal 2002, approximately 32.2% of our revenue was attributable to the sale of alcoholic beverages, and we believe our ability to serve these beverages is an important factor in attracting guests. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time, which could include sales to minors or intoxicated persons. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants. The failure of a restaurant to obtain or retain liquor or food service licenses would adversely affect the restaurant’s operations.

Various federal and state labor laws govern our relationship with our associates and employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. Additional government imposed increases in minimum wages, overtime pay, paid leave of absence and mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could harm our operating results.

On June 17, 2002, the United States Supreme Court ruled that the Internal Revenue Services (“IRS”) can use aggregate tip estimates to ensure that the employer is paying FICA taxes on allegedly underreported tips. Under the ruling, the IRS does not need to examine individual employees’ records and it is permissible for the IRS to estimate the amount of cash tips given to employees based on tips included on credit card receipts.

The reporting of tips is the responsibility of the employees receiving the tips. We encourage our employees to abide by the law and report 100% of the tips that they receive. While we believe our employees do a reasonably adequate job in the area of tip reporting, we are currently evaluating our tip reporting policies and procedures. In addition, we have submitted an executed Tip Reporting Alternative Commitment agreement with the IRS to limit potential tip underreporting liability in light of the Supreme Court ruling.

Our success depends on our ability to compete effectively in the restaurant industry

The restaurant industry is highly competitive. Although we believe that our operating concept, quality of food, ambiance and overall dining experience differentiates us from competitors, we may be unable to compete effectively with new restaurant concepts or with larger, better established competitors, which have substantially greater financial resources and operating histories than ours.

Fluctuations in operating results may cause the market price of our stock to decline

Historically, sales in most of our restaurants have been higher during the fall, winter and spring months due primarily to the dining habits of our guests, the interest in athletic events at these times of year which are featured on video walls in our restaurants and eating out trends in general. As a result, any factors negatively affecting us during these periods, including adverse weather or unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year. More generally, our quarterly results of operations and financial condition may fluctuate significantly because of such factors as:

•	the timing of new restaurant openings and related expenses;

•	restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operations than thereafter;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants;

•	increases and decreases in comparable restaurant sales;

•	general economic conditions;

•	changes in consumer preference and competitive conditions; and

•	fluctuations in commodity prices.

Moreover, the results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any fiscal year, and in the future, our operating results may fall below the expectations of securities analysts and investors. This discrepancy could cause the market price of our common stock to decline.

A significant portion of our common stock is controlled by one of our directors who has the ability to exercise significant influence over our affairs

Assuming that the convertible notes and warrants held by the selling stockholders are not converted into common stock, Timothy Barakett, one of our directors, is a beneficial owner of 27.86% of our stock based on his relationship with certain Atticus investment funds and accounts over which he has investment discretion. Assuming the conversion of all of the convertible notes and warrants into common stock beneficially owned by Mr. Barakett, Mr. Barakett will own 29.8%. In addition, our directors, Nathaniel Rothschild and Stephen Edwards, are affiliates of one or more Atticus entities in which Mr. Barakett serves as the chairman, chief executive officer or managing member, and another of our directors, James Goodwin, has a financial interest in the Champps stock held by certain funds and accounts controlled by Mr. Barakett. As a result, Messrs. Barakett, Rothschild, Edwards and Goodwin may be able to exert significant influence on corporate actions requiring stockholder approval, including the election of directors. This share ownership concentration could delay or prevent a change in control. It could also prevent our stockholders from realizing a premium over the market price for our common stock or making a change in management.

USE OF PROCEEDS

We will not receive any proceeds from the sale of 1,883,795 shares of common stock by the selling stockholders. However, we may receive cash consideration from the exercise of stock warrants owned by the selling stockholders, and to the extent shares are issued upon conversion of the convertible notes, we will benefit from the resulting reduction in debt.

SELLING STOCKHOLDERS

In December 2002, we sold convertible notes and related warrants in a private placement. In connection with the private placement, we agreed to register 105% of the common stock underlying the notes and warrants for resale by the selling stockholders. The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

The shares being offered by the selling stockholders were acquired pursuant to a private placement of notes and warrants. Each note is convertible into shares of common stock by dividing the face amount on the note by a conversion price, which is $10.66 per share as of the date of this prospectus. Each selling stockholder also received warrants to purchase common stock with an exercise price of $11.10 per share as of the date of this prospectus. We issued additional warrants to U.S. Bancorp Piper Jaffrey as part of its compensation for acting as placement agent for the private placement.

U.S. Bancorp Piper Jaffray and its affiliates have performed, and expect to continue to perform, financial advisory and investment banking services for the Company. In addition, U.S. Bancorp Piper Jaffray is a registered broker-dealer. In the ordinary course of business U.S. Bancorp Piper Jaffray and its affiliates may actively trade debt and equity securities of the Company for its own account and for the accounts of its customers. Accordingly, U.S. Bancorp Piper Jaffray may at any time hold long or short positions in such accounts. Mr. Barakett is the managing member of Atticus Capital, L.L.C., which is a selling stockholder, and has sole investment discretions over the shares owned by Atticus Capital and therefore is deemed to be a beneficial owner of the shares owned by Atticus Capital. Further, Mr. Barakett is the chairman and chief executive officer of Atticus Management, Ltd. Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, “Atticus entities”) act as advisers for various investment funds and managed accounts. Based on his relationship with the Atticus entities, Mr. Barakett is deemed to be a beneficial owner of the securities owned by the Atticus funds and accounts. Mr. Barakett is a director of Champps. Except for these relationships, no other material relationship has existed between Champps and any of the selling stockholders for the past three years.

We determined beneficial ownership in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as other indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable. To prevent dilution to the selling stockholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock.

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of December 20, 2002, by each of the selling stockholders. The number of shares in the column labeled “Shares Being Offered” represent all of the shares that each selling stockholder may offer under this prospectus. The table assumes that the selling stockholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares other than our agreement to maintain the effectiveness of this registration for two years.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Timothy Barakett (1)	3,806,134	29.8%	351,782	3,454,352	27.9%
Atticus Capital, L.L.C. (1)	351,782	2.8%	351,782	0	0
Deutsche Bank AG (2)	234,521	1.8%	234,521	0	0
Levco Alternative Fund, Ltd. (3)	91,112	*	91,112	0	0

Purchase Associates L.P. (4)	26,149	*	26,149	0	0

T. Rowe Price Small Cap Value Fund, Inc. (5)	869,043	3.7%	469,043	400,000	3.1%

SF Capital Partners Ltd. (6)	264,837	2.0%	264,837	0	0

O’Conner Global Convertible Arbitrage Master Limited (7)	58,630	*	58,630	0	0

U.S. Bancorp Piper Jaffrey (8)	35,178	*	35,178	0	0

Victus Capital, L.P. (9)	29,315	*	29,315	0	0

Zeke L.P. (10)	234,522	1.8%	234,522	0	0

*	Less than 1% of the outstanding shares of our common stock.
(1)    Based on Schedule 13D/A filed with the Securities and Exchange Commission on December 19, 2002. Mr. Barakett is the chairman and managing member of Atticus Capital, one of the selling stockholders, and is the chairman and chief executive officer of Atticus Management, Ltd. Mr. Barakett has sole voting and investment power over the shares owned by Atticus Capital and therefore is deemed to be a beneficial owner of the shares owned by Atticus Capital. Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, “Atticus entities”), act as advisers for various investment funds and managed accounts. Based on his relationship with these Atticus entities, Mr. Barakett is deemed to be a beneficial owner of the securities owned by the Atticus funds and accounts. The number of the shares shown as beneficially owned by Mr. Barakett also includes 20,000 shares of common stock issuable on the exercise of stock options held by Mr. Barakett. The address for Mr. Barakett and for Atticus Capital is 152 West 57th Street, 45th Floor, New York, NY 10019.
(2)    The address for Deutsche Bank AG is 31 W. 52nd Street, New York, NY 10019.
(3)    The address for Levco Alternative Fund, Ltd. is c/o John A. Levin & Company Inc., One Rockefeller Plaza, 25th Floor, New York, NY 10020.
(4)    The address for Purchase Associates L.P. is c/o John A. Levin & Company Inc., One Rockefeller Plaza, 25th Floor, New York, NY 10020.
(5)    The address to T. Rowe Price Small Cap Value Fund, Inc. is 100 East Pratt Street, Baltimore, MD 21202
(6)    The address for SF Capital Partners Ltd. is c/o Staro Asset Management LLC, 3600 South Lake Drive, St. Francis, WI 53235.
(7)    The address for O’Conner Global Convertible Arbitrage Master Limited is c/o UBS O’Connor LLC, One North Wacker Drive, 32nd Floor, Chicago, IL 60606.
(8)    The address of U.S. Bancorp Piper Jaffrey is 345 California St. Suite 2200, San Francisco, CA 94104
(9)    The address for Victus Capital, L.P. is 25 E. 7th Street, New York, NY 10021.
(10)    The address for Zeke L.P. is 1235 Westlakes Drive, Suite 400, Belwyn, PA 19312.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale the shares covered by this prospectus. The shares are being offered on behalf of the selling stockholders. The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Unless otherwise permitted by law, if the shares are to be sold by pledgees, donees or transferees of, or other successors in interest to the selling stockholders, then we must distribute a prospectus supplement or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The sale of the shares may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;
•	in the over-the-counter market;
•	in transactions otherwise than on such exchanges or services in the over-the-counter market;
•	through the writing of options, whether the options are listed on an option exchange or otherwise;
•	in an exchange distribution in accordance with the rules of the applicable exchange;
•	or through the settlement of short sales; or
•	through privately negotiated transactions.

In addition, any shares that qualify for resale pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares which may be resold thereafter pursuant to this prospectus if the shares are delivered by the selling stockholders.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The staff of the SEC is of the view that selling security holders who are registered broker dealers or affiliates of registered broker dealers may be underwriters under the Securities Act. The SEC is also of the view that any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. U.S. Bancorp Piper Jaffrey is a registered broker-dealer. SF Capital Partners Ltd, Victus Capital, L.P and Deutsche Bank AG are affiliates of registered broker-dealers. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered in this prospectus. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), federal or state law.

The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders may not effect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required.

The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act, as amended. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act, as amended if any such broker-dealers purchase shares as principal.

We have agreed to use our best efforts to maintain the effectiveness of this registration with respect to the shares until the earlier of the sale of all the shares or two years following the effective date of this registration statement. No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. There can be no assurance that the selling stockholders will sell any of the shares offered hereunder.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for us by Brownstein Hyatt & Farber, P.C., Denver, Colorado.

EXPERTS

The consolidated financial statements of Champps Entertainment, Inc. as of June 30, 2002 and July 1, 2001 and for each of the years in the three-year period ended June 30, 2002, have been incorporated by reference herein and in the prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus.

We are subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by us with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the SEC.

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or the supplement.

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us and our finances. This prospectus incorporates by reference:

•	Our annual report on Form 10-K for the year ended June 30, 2002.

•	Our quarterly report on Form 10-Q for the period ended September 29, 2002.

•	Our current report on Form 8-K dated December 12, 2002, filed with the SEC on December 12, 2002 and our current report on Form 8-K dated December 13, 2002, filed with the SEC on December 16, 2002.

•	Our definitive proxy statement on Schedule 14A dated October 15, 2002, filed with the SEC on October 17, 2002.

•	The description of our common stock contained in our registration statement on Form 10-A filed with the SEC on Form 10-12G filed on June 3, 1997.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus to the end of the offering of the common stock under this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Champps Entertainment, Inc.
Investor Relations Department
10375 Park Meadows Drive, Suite 560
Littleton, Colorado 80124
(303) 804-1333

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.